PRESS RELEASE
TSX: KGN
NYSE AMEX: KGN

KEEGAN RELEASES UPDATED RESOURCE ESTIMATE FOR ESAASE GOLD
PROJECT, SW GHANA

VANCOUVER, BRITISH COLUMBIA, December 13, 2010 – Keegan Resources Inc. (TSX: KGN)(NYSE Amex: KGN) ("Keegan") is pleased to announce that the company has received an updated resource estimate for the Esaase Gold Project in southwest Ghana. The updated resource includes 3.23 million ounces of gold in an indicated category with an average grade of 1.2 g/t Au at a 0.4 g/t Au cutoff and 1.68 million ounces of gold in an inferred category at an average grade of 1.0 g/t Au applying a 0.4 g/t Au cut-off for a total inferred and indicated resource of 4.91 Moz of gold. A total of 770 holes drilled at collar spacing ranging from 25m by 40m to 40m by 80m and over 190,000m of drilling were used to establish the resource. This resource estimation represents over 3.5 km of strike length along the A-1 structure and includes drilling done in the B-1 and D -1 mineralized zones. Please see www.keeganresources.com for a map showing the surface area included in this estimate.

Third party database verification, grade shell geometry, variography, and multiple indicator and ordinary kriging were executed out of the Perth office of Coffey Mining.

All of the zones remain open along strike and down dip and Keegan is currently planning an aggressive drill program for 2011 to continue to expand the resources, particularly at depth on the main zone and along strike on the D zone, where Keegan is continuing to intercept mineralization as much as 2 km south of the current resource in that zone (see NR dated November 15, 2010). Keegan is also in the midst of extensive engineering, environmental and social studies as it pushes towards the completion of its feasibility and environmental and social permitting programs. Community development initiatives including book distribution, support of local education programs, and sanitation programs are also ongoing.

Maurice Tagami, President and CEO of Keegan states: "The growth of the gold resources at the Esaase deposit is a continuing testament to the world class size and strength of the Esaase mineralizing system. We can now look forward to adding additional resources as part of our aggressive exploration program while we continue to rapidly advance our project development studies with the goal to begin mine construction in 2012.”

The company is progressing with a Pre-Feasibility Study on the Esaase Gold Project which is planned for completion in early 2011 and has also initiated field and development work to support a full Feasibility Study to be undertaken in 2011.

Richard Haslinger, P. Eng. is the Qualified Person with respect to NI 43-101 at Esaase. RC samples were taken at one-meter intervals under dry drilling conditions by geologic and resource consultant Coffey Mining Pty Ltd, utilizing drilling and sampling techniques widely accepted in resource definition studies of other West African gold deposits. All reverse circulation drill samples are weighed on site. Core portions of the drill holes consist predominantly of HQ core. They were logged and sawn on site with half samples sent to the lab. All samples are analyzed for gold using standard 50 gram fire assay with atomic absorption finish by Transworld Laboratories (GH) Ltd. in Tarkwa, Ghana, SGS Labs in Tarkwa, Ghana, and ALS Chemex Labs in Kumasi, Ghana. QA/QC programs emplaced by Keegan and Coffey Mining show industry acceptable precision and accuracy limits on both Certified Standards and duplicate samples. Coffey Mining Pty Ltd, under the direction of Brian Wolfe, who is a Qualified Person with respect to NI 43-101, validated the database and QA/QC programs, supervised the wire-framing of the grade shells, and performed the variography, block modeling, multiple indicator and ordinary kriging and resource estimate and has approved this news release. Change of support was applied to emulate increased selectivity at mining. The estimate was evaluated by an internal peer review panel at Coffey Mining. Keegan plans to release a 43-101 report on the updated resource shortly.

Table 1. Grade Tonnage Report Using a Multiple Indicator Kriging Estimate1

Table 1 Esaase Gold Project Global Estimate Multiple Indicator Kriging Estimate (8mE x 10mN x 2.5mRL Selective Mining Unit) with Ordinary Kriging Estimate (10mE x 40mN x 5mRL Parent Cell)
Lower Cutoff Grade (g/t Au)	Tonnes (Mt)	Average Grade (g/t Au)	Ounces (Kozs)
Indicated
0.3	99.60	1.1	3,390
0.4	84.85	1.2	3,230
0.5	71.62	1.3	3,040
0.6	60.37	1.5	2,850
0.7	51.16	1.6	2,660
0.8	43.39	1.8	2,480
0.9	37.11	1.9	2,310
1	31.99	2.1	2,150
Inferred
0.3	57.71	1.0	1,770
0.4	50.07	1.0	1,680
0.5	41.46	1.2	1,560
0.6	34.10	1.3	1,430
0.7	28.15	1.4	1,310
0.8	23.26	1.6	1,190
0.9	19.27	1.7	1,080
1	16.28	1.9	990

Note: Appropriate rounding has been applied.

About Keegan Resources

Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality pure gold assets. The Company is focused on its wholly owned flagship Esaase Gold project (3.23 million ounces gold indicated resources with an average grade of 1.2 g/t Au at a 0.4 g/t Au cutoff and 1.68 million ounces in an inferred category at an average grade of 1.0 g/t Au applying a 0.4 g/t Au cut-off for a total inferred and indicated resource of 4.91 Moz) as well as its Asumura gold project, both of which are located in Ghana, West Africa, a highly favorable and prospective jurisdiction. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities. Keegan trades on the TSX and the NYSE AMEX under the symbol KGN. More information about Keegan is available at www.keeganresources.com.

On Behalf of the Board of Directors,

Shawn Wallace

Executive Chairman

Forward Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. In particular, Preliminary Economic Assessments are preliminary in nature, including Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the findings of the Preliminary Assessment will be realized. Although the Company believes the expectations expressed in the Preliminary Economic Assessment and other forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Information Concerning Estimates of Measured, Indicated and Inferred Resources This news release also uses the terms 'indicated resources' and 'inferred resources'. Keegan Resources Inc. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, 'inferred resources' have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Neither TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

KEEGAN RESOURCES INC

Advanced Exploration Providing Growth

Esaase Project: Resource Areas – December 2010

B-1 Zone
D-1 (Abuabo) Zone
A-1 Zone (North)
N
0
0.5
1
kilometers
KERC897: 11 m @ 1.44 g/t Au
KERC890: 6 m @ 11.42 g/t Au
A-1 Zone (Main)
A-1 Zone (South)
LEGEND
Assays > 10 g/t Au times meter-grade width outside resource
Resource Area
Existing drillholes
Mineralized Fault Structures: (geophysics, drilling and/or soil evidence)
Alluvial Workings

KEEGAN RESOURCES INC

Advanced Exploration Providing Growth

Esaase Project: D-1 Zone Drill Results – November 2010

N
0
250
500
meters
open
new D-1 offset zone
northern extension
KEDD869
KEDD876
?
?
D-1 Zone
KERC885
KERC887
current resource
LEGEND
Drillhole > 10 g/t Au times meter grade width (current release - holes labelled)
Drillhole > 10 g/t Au times meter grade width (previous release)
Drillhole 5-10 g/t times meter grade width
Drillhole < 5 g/t times grade width
Drilled Mineralization not yet in resource
Resource Area
Potential Offset Fault
Mineralized Fault Structures
Esaase Property